Exhibit 99.1

Glass House Brands to Acquire PLUS, a Leading California Edibles Brand

Strengthens Consumer Brand Portfolio with Leading California Cannabis Edibles Manufacturer

LONG BEACH, CA and TORONTO, December 20, 2021 // -- Glass House Brands Inc. (“Glass House” or the “Company”) (NEO: GLAS.A.U and GLAS.WT.U)(OTCQX: GLASF and GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., today announced that it has executed a definitive agreement to acquire the business of Plus Products Inc. (“PLUS”), a leading cannabis edibles company in California. Glass House is acquiring PLUS for approximately US$25.6 million1 through a combination of unsecured convertible debt2 and equity, plus additional performance-based consideration (the “Acquisition”).

Glass House is working to create the largest cannabis brand-building platform in California. The Company's house cannabis brand, Glass House Farms, was the No. 1 ranked flower brand by sales in California in Q3 20213. PLUS is a leading edibles brand in California with the No. 4 ranked edibles brand by sales in Q3 20213. Based on top-of-mind brand awareness, a common CPG metric measuring brand strength, PLUS is the No. 1 ranked brand in California in the gummy segment, the largest segment of the edibles category4. According to BDS Analytics (“BDSA”), the combined company would be the only company with a top 5 position in both the Flower and Edibles categories in California.

“As one of the fastest-growing categories in cannabis, edibles are a key component of the Glass House growth strategy,” said Kyle Kazan, Glass House’s CEO. “PLUS has built a very strong brand in the gummy segment, and in the very competitive California and Nevada markets, no less. PLUS’ diverse and well-recognized line of edibles, including dual-action sleep and strain-specific products, is the ideal complement to our portfolio. Our vertically integrated platform will allow us to expand the distribution of PLUS to the more than 700 stores in our network, as well as to our own retail stores, as we pursue top sales ranking in both flower and edibles categories in the country’s largest market.”

Kyle Kazan further stated, “We think there is a long runway for PLUS on the Glass House platform. Based on Headsets November data, PLUS outsells Wana in California, the nation’s largest cannabis market, by a multiple of nearly 10x. With its California presence and activities in other states, we believe PLUS has a wide path to playing at a national level at least equal to Wana, which was acquired by Canopy Growth in October at a value in excess of $297.5 million.”

Jake Heimark, PLUS co-founder and CEO, added, “We developed PLUS with the vision of being part of the strongest brand platform in cannabis, and we are realizing that vision by joining Glass House. Our mission to make cannabis safe and approachable, with high-quality products that deliver consistent consumer experiences, is perfectly aligned with Glass House’s reputation for providing outstanding cannabis products, produced sustainably, for the benefit of all. We are looking forward to working with Glass House to continue to pursue this shared goal.”

PLUS Cannabis Infused Gummies

The Acquisition, which is expected to close in Q1 2022, is being completed by way of a plan under the Companies’ Creditors Arrangement Act, R.S.C. 1985, c. C-36 (the “CCAA”) and is subject to certain customary closing conditions for transactions of this nature, including, among others, the approval of PLUS’ creditors, approval of the Supreme Court of British Columbia in the context of the CCAA proceedings, and the approval of the Neo Exchange.

Sources:

1.	Based on the trailing 10-day volume-weighted average price (“VWAP”) of the Glass House Shares on the NEO prior to the date of this press release ($4.08 as of 12/16/21 close)
2.	$20,504,850.96 CAD principal and accrued interest converted at 0.78 CAD:USD
3.	BDSA Retail Sales Tracking
4.	Brightfield Consumer Study (N = 1,535 California Edible Consumers)

About PLUS

PLUS is a cannabis and hemp food company focused on using nature to bring balance to consumers’ lives. PLUS’s mission is to make cannabis safe and approachable – that begins with high-quality products that deliver consistent consumer experiences. PLUS is headquartered in San Mateo, CA.

About Glass House Brands

Glass House Brands is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House Brands is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://ir.glasshousebrands.com/contact/email-alerts/.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as “forward-looking statements”), including with respect to the closing of the Acquisition on the timeline expected, or at all; the combined company becoming the only company with a top 5 position in both the Flower and Edibles categories; the vertically integrated platform allowing Glass House to expand the distribution of PLUS to the more than 700 stores in its network, as well as its own retail stores; and the combined company achieving top sales ranking in both flower and edibles categories in California; PLUS having a wide path to playing at a national level at least equal to Wana. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “continues”, “forecasts”, “projects”, “predicts”, “intends”, “anticipates”, “targets” or “believes”, or variations of, or the negatives of, such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. All forward-looking statements, including those herein are qualified by this cautionary statement.

Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements, including the ability of the Company to close the Acquisition on the timeline expected, or at all, distribute the PLUS brand to its more than 700 stores in its network, and achieve top sales ranking in both flower and edibles categories in California, among other factors. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release speak only as of the date of this news release or as of the date or dates specified in such statements.

For more information on the Company, investors are encouraged to review the Company’s public filings on SEDAR at www.sedar.com. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264 5078

ir@glasshousebrands.com

Jamin Horn, General Counsel and Corporate Secretary

T: (562) 264 5078

jamin@glasshousegroup.com

Investor Relations Contact:

MATTIO Communications

T: (416) 992-4539

ir@mattio.com

Media Relations Contact:

MATTIO Communications

Public Relations

glasshouse@mattio.com

For further information on PLUS, please contact:

Jake Heimark

CEO & Co-founder

ir@plusproducts.com

Investors:

Cole Stewart

Investor Relations

Cole@plusproducts.com

T: (213) 282-6987